UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Impreso, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45320V109000

(Cusip Number)

Janice V. Sharry, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5562

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45320V109000			Page 2 of 4

1.	Name of Reporting Person: Thomas R. Kincaid		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐N/A

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 303,100

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 303,100

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 303,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐N/A

13.	Percent of Class Represented by Amount in Row (11): 5.7%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on a total of 5,278,780 shares outstanding at April 12, 2004, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 29, 2004.

CUSIP No. 45320V109000	Page 3 of 4

     This Amendment No. 2 to Schedule 13D (this “Amendment”) supplements the Schedule 13D filed on August 30, 2002 (the “Original Filing”), by Thomas R. Kincaid (“Kincaid” or the “Reporting Person”), as supplemented by the Schedule 13D/A filed on May 14, 2004 (“Amendment No. 1”), by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Filing, as amended by Amendment No. 1.

Item 4. Purpose of Transaction.

     Item 4 is hereby supplemented as follows:

     On September 17, 2004, the Reporting Person met with the Chief Executive Officer of the Issuer, Marshall D. Sorokwasz, to discuss its investment in the Issuer. The Reporting Person questioned the recent performance by management and management’s failure to take actions to consider or arrange a repurchase or redemption of a portion of the Reporting Person’s investment in the Issuer. The Reporting Person discussed various alternatives with Mr. Sorokwasz, including the possibility that management consider one or more transactions for the purpose of taking the Issuer private and that the Issuer or Mr. Sorokwasz, individually, consider a repurchase or redemption of the Reporting Person’s investment in the Issuer. The Reporting Person also raised concerns regarding, among other things, related-party transactions and relationships involving certain members of the Issuer’s management and their family members. The Reporting Person plans to pay close attention to developments at or pertaining to the Issuer and intends to request additional information from the Issuer regarding, among other items, prior actions and transactions.

     Except as set forth in the immediately preceding paragraph, the Reporting Person has not made any specific plans or proposals with respect to its investment in the Issuer.

CUSIP No. 45320V109000	Page 4 of 4

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 23, 2004

Date

/s/ Thomas R. Kincaid

Signature

Thomas R. Kincaid

Name/Title